SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                -----------------


                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                                -----------------


                          Pursuant to Section 12(g) of
                       The Securities Exchange Act of 1934

                                MIND2MARKET, INC.
             (Exact name of registrant as specified in its charter)



         Colorado                                             (84-1361341)
(State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization                            Identification No.)


                  1625 Abilene Dr., Broomfield, Colorado 80020
              (Address of principal executive offices) (Zip Code)

                                 (303) 438-9185
               Registrant's telephone number, including area code:


        Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered

      None                                         None

       Securities to be registered pursuant to Section 12(g) of the Act:

         Title of class

         Common $.001 Par Value



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                                TABLE OF CONTENTS

                                                                     Sequential
                                                                     Page
                                     Part I

Item 1.           Description of Business .................

Item 2.           Managements Discussion and Analysis
                  or Plan of Operation.....................

Item 3.           Description of Properties ...............

Item 4.           Security Ownership of Certain
                  Beneficial Owners and Management ......

Item 5.           Directors and Executive Officers .......

Item 6.           Executive Compensation .................

Item 7.           Certain Relationships and Related
                  Transactions ...........................

Item 8.           Description of Securities ...............

                                     Part II

Item 1.           Market Price of and Dividends on
                  Registrants Common Equity and
                  Related Stockholder matters ............

Item 2.           Legal Proceedings .......................

Item 3.           Changes and Disagreements with Accountants on
                  Accounting and Financial Disclosure ....

Item 4.           Recent Sales of Unregistered
                  Securities .............................

Item 5.           Indemnification of Directors and
                  Officers ...............................

                                    Part III
                  Financial Statements....................           F-1 - F- 9

                  Exhibit Index ......................
                  Signatures .........................


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ITEM 1.  DESCRIPTION OF BUSINESS

         (a)  General Description and Development of Business.

         Mind2Market, Inc. (the "Registrant" or the "Company") was incorporated in Colorado in February, 1996, as NELX Marketing, Inc. In October 1996 shareholders approved a name change to Mind2Market, Inc.

                              THE COMPANY BUSINESS

     The company was formed as a Colorado Corporation in 1996 as NELX Marketing, Inc. It was formed as a wholly owned subsidiary corporation of NELX, Inc. It received limited capital of $10,000 from NELX, Inc. In October, 1996, NELX, Inc. agreed to divest the company. NELX, Inc. received 600,000 shares of NELX Marketing, Inc. stock and NELX, Inc. assigned all rights and privileges to two products to NELX Marketing, Inc. NELX Marketing, Inc. changed its name to Mind2Market, Inc. concurrent with the separation from NELX, Inc.

         The company was formed to develop, manufacture and market safety products. The initial product was obtained under a manufacturing and marketing license from Radarfind, Inc. It is a Radar Beacon Emergency Signal Balloon which is a visual distress signal and an inflatable radar reflector that is lightweight and small enough to be worn by a person.

1.       Property and General Operations

         General Operations: The company's current operations are limited to planning marketing of products and are minimal at this time due to lack of capital.

         PRODUCTS DESCRIPTION
         The initial products that will be marketed are the Radar Beacon and the AeroLink distress signals. The products were conceived and patented by RadarFind, Inc. of Denver, Colorado. Radarfind, Inc. completed the initial development and testing of the aerodynamic balloon products for the outdoor land and marine markets and subsequently conveyed manufacturing and marketing rights to the company. The balloon in the products has a unique design which enables it to sustain its upward flight in very high winds. There are no other balloon products available capable of this flight performance. RadarFind, Inc. obtained patents and Mind2Market has licensed all development rights on the products under the manufacturing and marketing agreement. Since the company has no manufacturing capabilities, it will hire third party manufacturing.

         (b)  Parents and Subsidiaries: None

         (c)  Narrative Description of Business.

         The Company is a product marketing company. The first products the company is proposing to market are described as follows:

(1)      EMERGENCY SIGNAL BALLOON (RADAR BEACON)
         The Emergency Signal Balloon is a personal, portable locator device, designed to be deployed in emergency situations to assist in search and rescue efforts. The device consists of a lightweight tubular plastic case encompassing a folded 26" balloon, made of microfoil (microwave reflecting) material, with a fluorescent orange coating, string for tethering the balloon, a cylinder


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containing 2 cubic feet of helium,  and a release valve which,  when  activated, fills the balloon and releases it into the air. The balloon is tethered to the case with 200 feet of line. The case is a round plastic tube 2" in diameter and is 11" in length, weighs approximately 15 ounces, and is made of a high impact plastic designed to be secured to a belt, equipment, or tethering device. The case may also be purchased with an optional water seal for the diving market. The balloon and its attached airfoil have been tested both in the atmosphere and in a major university wind tunnel. The balloon is capable of flying at an angle of 58 degrees in winds over 75 mph. The balloon has flown for sustained periods over ten days in atmospheric tests. The balloon is an inflatable radar reflector. The distance the balloon can be seen on radar depends on the type of radar and height of the balloon.

(2)      RADIO ANTENNA BALLOON (AEROLINK)
         The Radio Antenna Balloon has been developed to meet the need for a portable antenna to enhance signal transmission and receipt in remote areas and at sea. The unit is approximately 8" x 12" x 3" in size and weighs 2 lbs. 10 ounces. It is packaged in a handle-equipped plastic case for ease of transportation or can be carried in an optional fabric shoulder bag. Each unit contains two helium cylinders for multiple usage, a 36" microfoil balloon, a fill valve, and a removable hand cranked reel containing approximately 250 feet of antenna line. This reel has been designed with a built-in frequency adjuster for different radio bands and a lightning arrester that can be connected to an optional ground anchor for usage in bad weather. Also included in the case is the connector and coax cabling to permit emergency locator transmitter (ELT) or radio connections. The AeroLink Balloon is capable of sustained flight in winds over 75 mph for more than ten days. The balloon has been tested extensively by engineers in the Colorado State University wind tunnel and in actual adverse outdoor conditions. This balloon, with attached tail assembly, is also radar reflective. The distance the balloon can be seen on radar depends on the type of radar and height of the balloon. This product will be introduced to the market approximately 6-9 months after the initial introduction of the Radar Beacon.

                                    BUSINESS

         The Company will market safety products as its main business. The company has no manufacturing capabilities and will be reliant upon third party manufacturers for product supplies. The Radar Beacon and AeroLink products have been analyzed for their market potential and the market strategy for acquiring sales.

         The Company obtained rights to manufacture and market the two products by way of assignment from NELX, Inc. In September, 1995, NELX and Radarfind, Inc., a Colorado corporation, entered into an agreement whereby Radarfind assigned the exclusive rights to manufacture and market the products along with an irrevocable option for NELX to purchase the underlying patents owned by Radarfind for $50,000 subject to the payment by NELX of $150,000 of royalties to Radarfind for subsequent sales of the products. In lieu of payment of the $50,000 and the royalties, NELX issued 750,000 shares of its common stock to the shareholders of Radarfind for their respective shares of Radarfind. The 750,000 shares of NELX stock were issed as follows: 250,000 shares each to Messrs.
Charles Powell and Arthur Mears, each of whom were officers and 33 1/3% shareholders of Radarfind at the time; and the remaining 250,000 shares were to be held in escrow for the remaining shareholders of Radarfind. NELX recorded the rights at $187,500, which was the market value of the NELX stock issued. After incorporating the Company, NELX was unable to raise sufficient funds to follow through with developing and marketing the products and in October 1996 transferred the rights to the subsidiary concurrent with the divestiture.


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         Effective  May 15,  1997,  the Company and  Radarfind  entered  into an agreement which will ultimately transfer the patents for the products referred to above from Radarfind to Mind2Market, Inc.. The Company will assume the obligation to pay the royalties of $150,000 ($1.00 per unit sold). Effective on May 15, 1997, the Company issued 250,000 shares of its common stock to be held in escrow for the benefit of Radarfind's shareholders other then Messrs. Powell and Mears. The 250,000 shares were recorded as additional cost of the manufacturing and marketing rights in the amount of $125,000 ($.50 per share, which was the price of shares issued for cash during the period). Upon final payment of the $150,000 royalties, the NELX shares held in escrow and the Company shares held in escrow will be distributed to the remaining shareholders of Radarfind, and Radarfind will be liquidated.

         MARKETING STRATEGY FOR RADAR BEACON

A.       Market Research
         For every outdoorsman, pilot, fisherman, boater, scuba diver, and for every family member and acquaintance familiar with these activities, news articles of "near-miss" encounters with disaster are real. Mind2Market has developed products geared toward safety and to prevent near-miss incidents from becoming real. The Radar Beacon is a visual distress signal with radar reflective capabilities to enhance a person's ability to be seen in a distressful situation. The Radar Beacon can aid people who enjoy outdoor activities such as hunting, hiking, cross country skiing and snowmobiling to be found in mountainous and back country regions where it is easy to become lost or injured. The Radar Beacon can also be useful to boaters who are disabled to signal other boaters in the area of their distress. It can also be used by people who have been in a boat that has sunk, whether they are in a life raft or physically in the water themselves. It provides a signal to other boats in the area, whether visually or by radar, they need assistance.

         The Company believes there are several large markets for the product due to the need for the product by every outdoors group. The need is becoming more apparent to everyone with the individual state legislators passing state laws to have individuals reimburse the state for a search and rescue operation. Also the Federal Government is requesting reimbursement of rescue operations conducted by the Coast Guard. The company has prioritized which markets to pursue first. The management team has decided the boating market would be the first market. The decision was based on the scope of this market and the available sales channels through representatives that can be utilized without large staff and salary additions to the company. The need for the product is more realized by the individual who owns and operates a boat in areas where they venture to where they cannot see the shore line. Boaters often want all the tools available to them that would help them in a distressful situation. The company will stress the benefits of the Radar Beacon over the items currently available to them.

B.       Market Segments
         The boating market can be segmented by the geographic regions and size of boats registered in the U.S. The largest concentration of registered motorized boats are in the following regions:

                  GEOGRAPHIC AREA                      REGISTERED BOATS

         Florida                                          3.5 million

         Great Lakes                                      4 million

         California                                       2 million

         Northeast                                        1 million

         Missouri                                         1/2 million

         The company believes boaters who are in ocean areas with boats over 21 feet and under 75 feet would be inclined to buy this product. These people are very safety conscious and realize a need to be seen as quickly as possible if their boat breaks down or sinks.

         This market will mostly be the commercial and recreational boater. The commercial boater needs to be rescued quickly due to the number of people on board and the dependence on the boat for income. They will buy a product of this type because they see the need to be rescued quickly. They don't want to have to pay for a rescue, nor does they want to lose the income by waiting for a long period of time in a disabled boat or life rafts. The recreational boater has a fear of not being found once they lose sight of land. He will buy the product because he too doesn't want the added expense of a rescue or have his family exposed to a near miss disaster without the most advanced tools available to help them be found. Each group has indicated a strong desire for a product like this to us while we exhibited the product to them at various boat shows.

         Approximately 40% of the purchases by this market are bought at their local marina, with an additional 30% purchased through a boaters catalog. There are various boating catalogs that these people will purchase through, however the research indicates U.S. Boating and West Marine are the most used and respected. Other areas where purchases are made are sporting goods stores (10%), discount stores (10%) and mail order (3%).

C.       Market Strategy
         The potential of the boating market is great, however, factors must be considered. The product must be a quality product. It must be perceived as a product that can benefit the buyer when they need it. The development, research and testing work performed on this product has created a product that can be sold as a dependable product. One of the first avenues available to us to help sell this as a dependable product is the U.S. Coast Guard. The Company is in the process of performing testing for them in anticipation they will give it their approval. The Company will have the approval stamped on the product and it's packaging and advertising.

         Pricing is another key element in the sale of the Radar Beacon. While the markets are concerned about a quality product, they are also concerned with price. The Company must price the product at what the market will bear. To help determine price, the Company looked at what other safety devices were selling for. The following table shows some comparable safety products:



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                  Product                              Typical Retail Price
         Compass                                       $35 to  $100

         Signal Mirror                                 $10

         Flare Signal Kit                              $35 to $225

         Flashlight                                    $15 to $40
         Emergency Strobe Signal Light                 $45 to $100

         Life Vest                                     $40 to $150

         Emergency Position Indicating Beacon          $450 to $2200

         Radar Beacon Signal                           $150

         From immediate responses the Company has obtained by attending various trade shows, it appears it will be a readily acceptable product. However, the Company intends to use as much free news release service as possible. A small 30 to 90 second demonstration of the product to be aired on the local news casts or an article in the local newspaper or area magazine would expose the product to the public.

         The Company has contacted many of the targeted areas for sales distributor support. The Company has under contract several distributors and will contract with other distributors in other areas and work with these groups to establish the best avenues of advertising for them to the target markets. The Company has an initial advertising budget and will allocate two dollars ($2.00) per unit sold for all forms of advertising in conjunction with the local distributors.

         The Company plans to contact many of the more respected periodicals to gain their new product release information and see if they would print feature articles. The feature article could center around the personal experience of the inventor, who was lost at sea during a diving expedition for several hours and how he has developed this new, state of the art SOS. Some of the periodicals to be considered for press releases and feature articles include: Northwest Magazine, Boat, Boat Journal, 38th Latitude, Cruising World, Great Lakes Sailor, Heartland Boating, Hot Boat, Southern Boating Magazine, Yachting, The Fisherman, Fishing World, Gulf coast Fisherman, The Maine Sportsman, Marlin, Outdoor Life, Salt Water Sportsman, The Diver, Pacific Diver, Undercurrent, and Northeast Outdoors.

D.       Distribution Strategy
         The Company is currently establishing sales distributors for the Radar Beacon. With the extensive contacts provided by attending various trade shows, the Company has estimated that approximately ten (10) distributors must be obtained to gain total coverage of North America.

         Once a distributor has been placed under contract for a certain geographic area, he will receive promotional material provided by the Company. He must also provide an initial order for his immediate inventory and then meet the performance clauses agreed to in the contract. The Company will provide all necessary support to help the distributor get started, including a technical training session and sales strategy sessions in the sales reps office. Follow up sessions will be provided as needed. Also support to trade shows as technical reps will be provided by the Company. All area news releases the distributor may set up will be done by a company person.

         A chronological plan which is under way is as follows:

1) Prepare distributor packages and contact as many as possible from the contacts already established from the trade shows. Perform background checks on all possible distributor candidates and select the most suitable for each geographic region.

2) Prepare press releases and contact each publication individually for specific needs. Thrust will be aimed at national media, using free lance writers where possible. Special emphasis on inventor and management's perception of need and practicality. Prepared material will be coordinated so attention is centered on distributor for each area.

3) Contact National Public Radio for telephone interview with the inventor and other management personnel on products need and safety features.

4)       Place the product in catalogs where appropriate.

5)       Contact national  associations to establish credibility of the product,
         and  to  get  endorsements.   Use  the  Association's  newsletters  and
         periodicals to market the product.

6) Work with the military to gain their approval of the product. Obtain an approval for sale to the military by establishing a GSA number and entering it in the GSA catalog. Establish military sales by direct contact to the Pentagon.

           (2) Working Capital. The historical working capital needs of the Company consist primarily of: research and development, product and market testing, manufacturing and marketing of products. The Company has over $2,000 in cash as of the date of this registration statement.

         (3) Dependence on a Single Customer or a Few Customers.

           a)     Revenues - Products
           The Radar Beacon and AeroLink depend upon a large population base of boaters and outdoor enthusiast and is not tied to only a few customers. It is not limited to any geographic area and can be used anywhere in the world.

           b)  Client Services revenues - none

         (4) Backlog of Orders. The company is currently negotiating with a distributor for an initial order for 10,000 units of Radar Beacon. There are currently no orders for sales at this time.

         (5) Government Contracts. None at this time.

         (6) Competitive Conditions. Currently, there are no other products similar to those of the company on the market. However, competitive products which already have a niche in the market include flare kits, signal mirrors, flash lights and strobes, Emergency Positioning Indicator Beacons (EPIRB), Global Positioning Systems, radar reflectors, and signal flags.

Registrant Sponsored Research and Development.  None.

         (8)  Compliance with Environmental Laws and Regulations.
         The operations of the Company are subject to local, state and federal laws and regulations governing environmental quality and pollution control. To date, compliance with these regulations by the Company has had no material effect on the Company's operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. The Company is unable to assess or predict at this time what effect additional regulations or legislation could have on its activities.

         (9) Number of Persons Employed. As of October 25, 1999, the Company has no employees.

Risk Factors
         (1) Conflicts of Interest. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the company. See "Management," and "Conflicts of Interest".

         (2) Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to carryout the business plan. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

         (3) Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

         Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

         (4) Lack of Operating History. The Company was formed in October, 1996 for the purpose of product marketing. The Company has no revenues. The Company is not profitable and the business effort is in start-up stage. The Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

         (5) No Assurance of Success or Profitability. There is no assurance that the Company will ever operate profitably. There is no assurance that it will generate revenues or profits, or that the market price of the Company's Common Stock will be increased thereby.

         (6) Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its operations. The Company's probable inability to diversify its activities into more that one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.


         (7) Dependence upon Management. Limited Participation of Management. The Company currently has only two individuals who are serving as its officers and directors on a part time basis. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

         (8) Lack of Continuity in Management. The Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

         (9) Indemnification of Officers and Directors. Colorado Revised Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

         (10) Director's Liability Limited. Colorado Revised Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors that otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

         (11) Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

         (12) Competition. Radar Beacon is intensely competitive. The Company expects to be at a disadvantage when competing with may firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

         (13) No Foreseeable Dividends. The Company has not paid dividends or its Common Stock and does not anticipate paying such dividends in the foreseeable future.

         (14) Loss of Control by Present Management and Stockholders. The Company may issue further shares as consideration for the cash or assets or services out of the Company's authorized but unissued Common Stock that would, upon issuance, represent a majority of the voting power and equity of the Company. The result of such an issuance would be that new stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such an occurrence would result in a greatly reduced percentage of ownership of the Company by its currents shareholders.

         (15) No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

         (16) Rule 144 Sales. All of the outstanding shares of Common Stock held by present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 14 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders holding 200,500 common shares of the Company have held their shares for two years and under Rule 144(K) are eligible to have freely tradable shares. A sale under rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

         The information presented herein, should be read in conjunction with the Company's audited financial statements and related notes attached hereto.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The Company has no primary income source at this time. The company will receive revenues from the sale of the products. The company has contracted with Western Innovations, Inc. of Aurora, Colorado to manufacture the initial products and anticipates the delivery of the first orders in January, 2000. The company has completed a private offering of common stock at $0.50 per share which achieved $112,500 and which terminated April 30, 1999.

         Results of Operations  for year ended  December 31, 1998 as compared to
         -----------------------------------------------------------------------
prior year 1997. The Company revenues for the year ended December 31, 1998, were
---------------
$665 and were $2,457 in 1997. The Company incurred expenses in 1998 of $66,776, the largest items of which were amortization, $25,298, and salaries/contract labor of $15,900. In 1997, the Company incurred $126,547 in expenses, the largest items being: amortization $16,369; salaries and contract labor $28,679; legal and accounting $27,320; research and development $18,176; and travel $19,599. The Company had a loss on operations in 1998 of ($66,111) and ($124,090) in 1997. The Company commenced business operations in February 1996 and expects a significant net loss from operations in 1999 resulting from costs of start up and developmental cost of products. The Company will continue to show losses resulting from the start up of operations, but may generate limited revenues from sales of Radar Beacon product.

         Results of  Operations  for the nine month period ended  September  30,
         -----------------------------------------------------------------------
1999 as  compared to the same  period in 1998.  During the nine month  period in
---------------------------------------------
1999 the Company incurred expenses of $17,239 which $11,161 went to amortization and $6,078 went to other costs. The Company had $15,025 revenues for the period in 1999 and $353 in the period in 1998. The loss on operations was ($2,214) for the period, a nominal loss per share. In the same period in 1998, the Company incurred expenses of $19,205 which $11,161 went to amortization, $8,150 went to other costs. The loss on operations in 1998 was $18,852 for the period or ($0.01) per share.

         The Company operating expenses should be expected to increase significantly as it attempts to commence marketing of initial product for sale. Further it will need capital for purchase of product from a contract manufacturer, which will be significant.

         At this time, the Company is dependent upon private placements or loans for future operations and funding. Therefore it will have to either borrow money, if possible, or raise funds through subsequent public or private offerings to continue operations until when, or if, it ever develops sufficient revenue from its assets to maintain operations. If such revenues are not generated, or investors not found the Company will be forced to develop another line of business, or to finance its operations through borrowed funds, the sale of assets it has, or enter into the sale of stock for additional capital none of which may be feasible when needed. The Company has no management ability, and no financial resources or plans to enter any other business as of this date although the Company will be open to suggestion and opportunity.

LIQUIDITY

         The Company expects that its need for liquidity will increase for the coming year due to its anticipation of expending funds to advertise and market its existing products and the development of additional product lines.

         Short Term.

         On a short term basis, the Company does not generate revenue sufficient to cover operations. Based on prior experience, the Company believes it will continue to have insufficient revenue to satisfy current and recurring liabilities as it seeks to develop and market its products. For short term needs the Company will be dependent on receipt, if any, of private placement proceeds.

         The Company's current assets $23,156 at December 31, 1998, were exceeded by its current liabilities, $43,674.

         Long Term.

         As of December 31, 1998, the Company has a note payable to existing principals of the Company of $63,647 used to finance the start-up operations. It has additional accounts payable of $29,553 for R&D and initial marketing expenses on the Radar Beacon product.

CAPITAL RESOURCES

         The primary capital resources of the Company are its common stock.

         As of the date of the registration statement, the Company has no material commitments for capital expenditures within the next year, however if sales are commenced, substantial capital will be needed to pay for manufactured product.

         Cash Flows:

         The Company has achieved no revenues to date.

         Need for Additional Financing. The Company does not have capital sufficient to meet the Company's cash needs, or to commence business, including the costs of compliance with the continuing reports requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. There is no assurance, however, that without funds it will ultimately allow registrant to commence sales and marketing. Once marketing commences, the Company's needs for additional financing are likely to increase substantially.

         No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

         Irrespective   of  whether  the  Company's  cash  assets  prove  to  be
inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

         Year 2000 Issues. Year 2000 problems result primarily from the inability of some computer software to properly store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be material affected by Year 2000 problems.

         The Company relies on non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, the Company relies on third-parties that may suffer from Year 2000 problems that could affect the Company's operations, including banks, oil field operators, and utilities. In light of the Company's substantially reduced operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.

ITEM 3.  DESCRIPTION OF PROPERTIES

         (a)  Real Estate. None

         (b)  Title to properties. None.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF OCTOBER 1, 1999.

         (a)  Beneficial  owners  of  five  percent  (5)  or  greater,   of  the
Registrant's Common Stock. (No Preferred Stock is outstanding at the date of this Registration.)

         The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Company's Common Stock known by the Company:



     Title              Name and address of Beneficial             Amount of          Percent         Voting
       of                           Owner                         Beneficial            of             Class
     Class                                                         Interest           Equity


Common          Ronald Powell                                 1,000,000          30.7%            30.7%
                Broomfield, CO

Common          Ray W. Williams                               597,500            18.4%            18.4%
                Rancho Santa Fe, CA

Common          NELX, Inc.                                    600,000            18.4%            18.4%
                Wheat Ridge, CO

Common          Catherine Williams                            375,000            11.5%            11.5%
                Broomfield, CO

Common          Radarfind, Inc.                               250,000            7.7%             7.7%
                Broomfield, CO


(b) The following sets forth information with respect to the Company's Common and Preferred Stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group.


         Title             Name of                                              Amount and
           of              Beneficial                                           Nature of
         Class             Owner                                                Beneficial
                                                                                Ownership

Common Stock               Ronald Powell, President and Director                 1,000,000

Common Stock               Ray W. Williams, Secretary and Director                 597,500

Common Stock               Jerry Jernigan, Director                                 30,000

                           William Boyer, Director                                       0

                           Stuart M. Novak, Director                                     0
                                                                                 ---------
                           Officers and Directors as a Group                     1,627,500


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         (a) The following table furnishes the information concerning the directors of the Company as of December 31, 1996. The directors of the Company are elected every year and serve until their successors are elected and qualify.

Name                          Age                 Title
----                          ---                 -----
Ronald Powell                 42                  President, Director

Ray W. Williams               43                  Secretary/Treasurer, Director

Bill Boyer                    45                  Director

Stuart M. Novak               57                  Director

Jerry Jernigan                56                  Director

         The term of office for each director is one (1) year, or until his/her successor is elected at the Company's annual meeting and qualified. The term of office for each officer of the Company is at the pleasure of the board of directors.

         The board of directors has no nominating, auditing committee or a compensation committee. Therefore, the selection of person or election to the board of directors was neither independently made nor negotiated at arm's length.

         (c)  Identification of Certain Significant Employees.

         There are no employees other than the executive officers disclosed above who make, or are expected to make, significant contributions to the business of the Company, the disclosure of which would be material.

         (d)  Family Relationships. None.

         (e)  Business Experience.

         The following is a brief account of the business experience during the past five years of each director and executive officer of the Company, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

                                   MANAGEMENT

CHARLES R. (Ron) POWELL
         Mr. Powell is a President, Director and a principal shareholder of Mind2Market, Inc. since 1996. While earning a degree in Business Administration from Regis University (1997), Mr. Powell worked for Rockwell, International from 1983 till 1990 at the Rocky Flats Nuclear Weapons Site on a national defense contract. Mr. Powell earned a certified Project Manager degree and worked as a Project Manager with EG&G, Inc. at the Rocky Flats Environmental Cleanup Site from 1990 till 1995, with responsibilities for design and construction on projects ranging from $2 to $50 million dollars. He currently serves as a project management consultant and trainer for Monks Associates, Inc. He has served as the product manager for the products and has been responsible for the management of the company finance and administrative functions.

RAY WILLIAMS
         Mr. Williams is the Secretary/Treasurer, Director and a principal shareholder since 1996. He has over 20 years in sales and marketing. He has engaged in business consulting since 1989, principally in design, development and implementation of sales and marketing programs, and in business financing, including structuring public offerings, private placements, accounts receivable financing, and venture capital. Mr. Williams studied Chemistry at Colorado State University and Economics at the University of Colorado.

JERRY JERNIGAN
         Mr. Jernigan is a Director of the company and a shareholder since 1997. He is an experienced business person with over 25 years of business ownership. He is currently the owner of Western Innovations in Aurora, CO. since 1977. He has also served as shop foreman and engineering manager of several production facilities. He holds a Mechanical Engineering degree from the University of Florida. He has been instrumental in the final development and testing of the company's current products.

WILLIAM J. BOYER
         Mr. Boyer is a Director of the company since 1997. He has over 25 years experience in sales, marketing and general business. His experience includes start-up business development, financing and organization. He is founder and currently the President and Director of Apparatus Sales, Inc., a computer hardware and software company selling direct to government organizations since 1991. He also has experience in oil and gas businesses from serving as COO of Peak Pipe & Supply Company from 1988 to 1991 and serving as President of Associated Pipe and Supply from 1974 to 1986. Mr. Boyer gained international sales and import/ export experience from his ownership of Boyer Imports from 1986 to 1988. His experience also includes dealings with banking institutions and securities business. He also has a background in real estate, construction, and computer businesses.

STUART M. NOVAK
         Mr. Novak is a Director of the company since 1997. Mr. Novak has more than 25 years of highly successful senior management experience in both ongoing and start-up entities as well as a distinguished service as a commissioned officer in the U.S. Navy. He received a Naval Engineer's degree (a professional post masters degree) as well as an MS degree in management from the Massachusetts Institute of Technology in 1971. In 1964 he received a BS in Engineering, from the US Naval Academy. As Chairman of Acclaim Mortgage, Inc. (3/97-8/98) his efforts resulted in the tripling of that company's revenue and net worth in a six month period. In 8/98 Mr. Novak founded Resource Funding Group, Inc., a successful residential and commercial mortgage brokerage that enjoys an excellent reputation for highly professional and creative mortgage loan origination services. As President Rader Railcar, Inc. (11/94 - 1/97) his leadership resulted in the growth of a seven employee company to one of more than 300 employees in one year. He was instrumental in the acquisition of a $65 million contract and put in place systems, procedures, and managed day to day operations that enabled the successful growth of the company.

After leaving active duty in the US Navy in 1975, he has experienced a high degree of success in the marine industry in executive, operations, major project management, operations and engineering. He had major impact on container ship operations and acquisition as Director Marine Operations and Consultant while at Farrell Lines Inc. (8/93-11/94). He was President and Chief Executive Officer of The American Ship Building Company and Tampa Shipyards Inc. (6/92-7/93), a $100 million, NYSE company. As founder and President of Royal Hawaiian Cruise Line, Inc. ( 7/90-7/92) he developed a new, U.S. flag cruise company and developed a detailed plan for its start up and operations, including initial capitalization. At Cunard Line Ltd. (2/81-7/90) as a Senior Vice President Mike directed operations for a fleet of five passenger vessels and 2500 personnel. He conceived and implemented numerous innovations including the $150 million life extension of the ocean liner Queen Elizabeth 2, unique onboard management structure, improved operations, profitability and business awareness.

His active duty in the US Navy (6/64-6/75) included sea and shore assignments, Command, Chief Engineer and a tour of duty in Vietnam. He received various decorations including the Purple Heart and the Navy Commendation Medal. He
served in the US Naval reserve attaining the rank of Captain, completing 28 years of service.

Directors Compensation

         Each member of the Board of Directors of the Company receives $300 compensation for each meeting attended plus reasonable outside travel expenses for each Board meeting he or she attends and for each Committee meeting he attends during the fiscal year.

ITEM 6.   EXECUTIVE COMPENSATION

         The Company accrued a total of $15,900 compensation to the executive officers as a group for services rendered to the Company in all capacities during the 1998 fiscal year.

         There are no existing employment contracts with the officers of the Company.



SUMMARY COMPENSATION TABLE OF EXECUTIVES
----------------------------------------
                                            Annual Compensation                     Awards

Name and            Year              Salary ($)     Bonus ($)    Other Annual            Restricted Stock    Securities
Principal Position                                                Compensation ($)        Award(s)            Underlying
                                                                                          ($)                 Options/
                                                                                                              SARs (#)

Ron                 1996              0              0            0                       0                   0
Powell,
President


                    1997              0


                    1998              0



Ray                 1996              10,000         0            0                       0                   0
Williams,
Secretary


                    1997              28,679


                    1998              15,900*
         *Accured


Total compensation for officers and directors:

1998 - $15,900             1997 - $28,679            1996 - $10,000

Option/SAR Grants Table (None)

Aggregated Option/SAR Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

Long Term Incentive Plans - Awards in Last Fiscal Year (None)

                   DIRECTOR COMPENSATION FOR LAST FISCAL YEAR
         There was no director compensation for last fiscal year. Stock options for future compensation are being negotiated with the Board members at this time.

KEY EMPLOYEES STOCK COMPENSATION PLAN:

         The Company has adopted a stock compensation plan which provides for an Awards Committee to award bonus compensation of Officers and employees and advisors/consultants.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         During 1998, the Company received loans from five individuals totaling $55,000 for the purpose of providing funds for production setup of one of the Company's products. Jerry Jernigan, a director, loaned $15,000 of the $55,000 in loans and received 30,000 shares. As additional consideration for the loans, the Company issued 110,000 shares of its common stock to the individuals, and agreed to repay the loans at a rate of $3.00 per unit of product sold for the first 18,333 units sold, then the payment will be reduced to $1.00 per unit for the next 55,000 units sold. The total payments will aggregate $110,000, or twice the original amount of the loans. The 110,000 shares of stock were valued at $0.50 per share (representing the price at which shares were sold by the Company for cash during the year), and the resulting $55,000 was recorded as prepaid loan costs.

ITEM 8.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         The Company is presently authorized to issue fifty million (50,000,000) shares of its $.0001 par value common shares and five million (5,000,000) shares of preferred stock $.10 par value in such classes as the Board may determine. A total of 3,254,100 common shares are issued and outstanding. No shares of any class of preferred stock is outstanding.

Common Shares

         All shares, when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or director, or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Company's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the By-Laws may be amended by the board of directors without notice to the shareholders. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not elect all the directors if they choose to do so. In each event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors.

         Preferred Stock. The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock. The Board of Directors of the Company is authorized to issued the preferred stock from time to time in classes and series and is further authorized to establish such classes and series, to fix and determine the variations in the relative rights and preferences as between the conversion of preferred stock into Common Stock. No Preferred Stock has been issued by the Company. Preferred stock may be utilized in making acquisitions.

     Shareholders. Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

         No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Colorado laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

     Transfer Agent. The Company has engaged Mountain Share Transfer, Inc., 1625 Abilene Drive, Broomfield, CO 80020 as its transfer agent. Mr. Ronald Powell is a principal in the Transfer Agency.

         Reports to Stockholders. The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements uadited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                    PART II

ITEM 1. (a) MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's common stock is not presently traded on any "Over-the-Counter" market. If it is ever approved for trading by NASD Market Regulation, Inc., it may trade on the OTC Bulletin Board or on the "Pink Sheets". No assurance can be made that any trading market will ever develop or that trading will be approved.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

         No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4.  FINANCIAL STATEMENTS AND EXHIBITS

         The following documents are filed as a part of this report:

         1)  Financial Statements:  Pages F-1 through F-9.

         2)  Financial Statement Schedules:  None

         3)  SB Exhibits:   Articles, Amendment to Articles, By-Laws.

         4)  Supplemental Oil and Gas Information - None.

ITEM 5.  RECENT SALES OF UNREGISTERED SECURITIES
         Since October, 1996, the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


                                               ISSUE         # OF         PRICE/      TOTAL
                   NAME                        DATE         SHARES        SHARE       CONSIDERATION

Ray Williams                                    10/15/96      1,000,000      $0.001                $1,000
12270 Cherrywood St.
Broomfield, CO  80020


Ronald Powell                                   10/15/96      1,000,000      $0.001                $1,000
1625 Abilene Drive
Broomfield, CO  80020

John Brinkman                                   05/28/97         70,000       $0.47               $30,000
1391 Carr St., Ste. 209
Lakewood, Co. 80215




James R. and Jane K. Walsh, Trust               05/28/97          2,000       $0.50               $1,000
638 N. Hickory St.
Arlington Heights, IL  60004

David S. Losapio                                05/28/97          6,000       $0.50               $3,000
509 Richards Lake Rd.
Ft. Collins, Co. 80524

Robert Monks                                    05/28/97         10,000       $0.50               $5,000
1160 Detroit St.
Denver, CO  80203

Galt Investment Club                            05/28/97          5,000       $0.50               $2,500
1888 Sherman Street, Suite 780
Denver, CO  80203

Rodney Jackson                                  10/15/96         45,000       $0.25              $12,500
3702 W. 99th Ave.
Westminster, CO  80030

NELX, Inc.                                      10/15/96        600,000       $.016              $10,000
Route #1, Box 41J
Bridgeport, WV  26330

Brian V. Walker                                 10/15/96         15,000      $0.001    Services Rendered
505 S. Hunt Club Rd.
Gurnee, IL  60031

Stella C. Dempsey                               10/15/96         50,000      $0.001    Services Rendered
325 Hale
Palo Alto, Ca.  94301

Mike Littman                                    10/15/96         50,000       $50.00   Services Rendered
10200 W. 44th Ave., Suite 400
Wheat Ridge, CO  80033





Jerry Jernigan                                  04/13/98         30,000      $0.001        As Additional
15508 E. 19th Street                                                                   Consideration for
Aurora, CO  80011                                                                                   Loan

Bill Kellog                                     04/13/98         20,000      $0.001        As Additional
15508 E. 19th Street                                                                   Consideration for
Aurora, CO  80011                                                                                   Loan

Bill Johnson                                    04/13/98         20,000      $0.001        As Additional
15508 E. 19th Street                                                                   Consideration for
Aurora, CO  80011

David Lancaster                                 04/13/98         15,000      $0.001        As Additional
5335 S. Cody St.                                                                       Consideration for
Littleton, CO  80123                                                                                Loan

Donald Lancaster                                04/13/98         15,000      $0.001        As Additional
5335 S. Cody St.                                                                       Consideration for
Littleton, CO  80123                                                                                Loan

Eugene Pendery                                  04/13/98         10,000      $0.001        As Additional
2331 W. Hampden Unit 148                                                               Consideration for
Englewood, CO                                                                                       Loan

Kymberly Ford                                   05/19/98          2,000       $0.50               $1,000
21314 CR 15-21
Elbert, CO  80106

Orval Neuschwanger                              10/04/98         16,600       $0.50        Shares Issued
3135 W. 134th Ct.                                                                           For Services
Broomfield, CO  80020

Radarfind, Inc.                                 10/15/96        250,000      $0.001                  220
1625 Abilene Dr.
Broomfield, CO  80020




John P. & Connie L. Chavez                      04/14/99         20,000       $0.50              $10,000
7409 S. Alkire St. #206
Littleton, CO  80127


         Each of the sales listed above was made for cash or services as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended. Based upon Subscription Agreements completed by each of the Subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Colorado Statutes and Company By-Laws offer protection by way of indemnification to any officer, director or employee of the Company. The indemnification extends to expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the party acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal proceeding if the party had no reasonable cause to believe the conduct was unlawful.

         The general effect of the above indemnification provisions allow the employees, directors, and officers of the Company to function and engage in the day to day business activities of the Company knowing the Company will offer protection against the threat or event of litigation subject to the limitations that said individual must exercise good faith and reasonableness.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 or Securities Exchange Act of 1934 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                   FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

                          INDEX TO FINANCIAL STATEMENTS
                            AND SUPPORTING SCHEDULES

                                                                          Page

Report of Independent Public Accountants                              F-1- F-9

I.  Financial Statements:
         Balance Sheets, Dec. 31, 1997 and September 30, 1999         F-2

         Statement of Operations Years Ended December 31,
         1998 And 1997, Nine Month Periods Ended
         September 30, 1999 And 1998,  and the Period From
         February 15, 1996 (Inception)To September 30, 1999           F-3

         Statement of Stockholders' Equity Years Ended December
         31, 1998 And 1997, Nine Month Periods Ended September
         30, 1999 And 1998, and the Period From February 15,
         1996 (Inception) To September 30, 1999                       F-4

         Statement of Cash Flows Years Ended December 31, 1998
         And 1997, Nine Month Periods Ended September 30, 1999
         And 1998, and the Period From February 15, 1996
         (Inception) To September 30, 1999                            F-5

         Notes to Financial Statements                                F-6 - F-9

                                      INDEX

                                   SB EXHIBITS

                                                                      Sequential
                                                                      Page No.
3.0               Articles
3.1               Amendment to Articles
3.2               By-Laws
10.0              Material Contracts - License Agreement

                                  SIGNATURES:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATED:  December ___, 1999.

                                            Mind2Market, INC.



                                            by: --------------------------------
                                                           President


                                            Directors:


                                            ------------------------------------
                                            Ray Williams



                                            ------------------------------------
                                            Jerry Jernigan



                                            ------------------------------------
                                            William Boyer



                                            ------------------------------------
                                            Stuart M. Novak

                                                                VAN DORN & BOSSI
                                                    Certified Public Accountants


                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
Mind2Market, Inc.

We have audited the accompanying balance sheet of Mind2Market, Inc. (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mind2Market, Inc. as of December 31, 1998 and 1997, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ Van Dorn & Bossi
Certified Public Accountants

Boulder, Colorado

July 22, 1999



                                                         Mind2Market, Inc.
                                                          BALANCE SHEETS
                                                   (A Development Stage Company)

                                                                                     DECEMBER 31,              SEPTEMBER 30,
                                                                                         1998                      1999
----------------------------------------------------------------------------------------------------------------------------------
                                                 ASSETS                                                         (unaudited)
CURRENT ASSETS:
Cash in banks                                                                                   $8,349                     $2,332
Inventory                                                                                       14,807                     19,957
                                                                                 ----------------------   ------------------------

                 Total current assets                                                           23,156                     22,289

Equipment                                                                                       40,890                     40,890
Less accumulated depreciation                                                                   (6,661)                   (10,750)
                                                                                 ----------------------   ------------------------

                 Net  equipment                                                                 34,228                     30,139

Prepaid loan costs (Note B)                                                                     50,000                     50,000

Manufacturing and  marketing rights                                                            312,500                    312,500
Less accumulated amortization                                                                  (58,408)                   (69,568)
                                                                                 ----------------------   ------------------------

                 Net manufacturing and marketing rights                                        254,092                    242,932
                                                                                 ----------------------   ------------------------

                 Total assets                                                                 $361,477                   $345,360
                                                                                 ======================   ========================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                                               $29,553                     $2,150
Accrued salaries                                                                                10,569                     10,569
Payroll taxes payable                                                                            3,551                      3,551
                                                                                 ----------------------   ------------------------

                 Total current liabilities                                                      43,674                     16,271

Loans from stockholders (Note B)                                                               113,647                    112,147

STOCKHOLDERS' EQUITY:
Preferred stock: authorized 5,000,000 shares, $.10 par value;
                 none issued                                                                        --                         --
Common stock: authorized 50,000,000 shares, $.0001 par
                 value; issued and outstanding; 3,224,100 and
                 3,254,100 shares                                                                  322                        325
Additional paid in capital                                                                     457,392                    472,389
Deficit accumulated during development stage                                                  (253,558)                  (255,772)
                                                                                 ----------------------   ------------------------

                 Total stockholders' equity                                                    204,156                    216,942
                                                                                 ----------------------   ------------------------

                 Total liabilities and stockholders' equity                                   $361,477                   $345,360
                                                                                 ======================   ========================




                       See Notes to Financial Statements.


                                                         Mind2Market, Inc.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                      STATEMENT OF OPERATIONS
                                              YEARS ENDED DECEMBER 31, 1998 AND 1997,
                                     THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998,
                                               AND THE PERIOD FROM FEBRUARY 15, 1996
                                         (INCEPTION) TO SEPTEMBER 30, 1999 (Unaudited with
                                         respect to the nine-month periods ended September
                                                 30, 1999 and 1998 and the period
                                           from February 15, 1996 to September 30, 1999)
                                                                                                               PERIOD
                                                                                                               FROM
                                                                                                               FEBRUARY
                                                                                                               15, 1996
                                                   YEAR ENDED                    NINE MONTHS ENDED             (inception) to
                                          DECEMBER 31,      DECEMBER 31,            SEPTEMBER 30,              SEPTEMBER 30,
                                       -----------------   ---------------   --------------------------      ----------------
                                            1998              1997              1999              1998           1999
                                       -----------------   ---------------   --------------  -------------   ----------------
REVENUES:
Other                                           $665              $2,457          $15,025          $353             $18,147

EXPENSES:
Amortization                                  25,298              16,369           11,161        11,161              69,568
Automobile                                        20                 134               --            --                 199
Bank service charges                             270                 416               87           149                 913
Depreciation                                   4,542               1,926            4,089           668              10,750
Licenses                                          75               5,000               --            --               5,075
Marketing                                         --               2,200              250            --               8,322
Miscellaneous                                  2,505               3,500              289         2,365              10,827
Salaries and contract labor                   15,900              28,679               --            --              54,579
Payroll taxes                                     --                  --               --            --               1,101
Postage & freight                                186                 263              492           145               1,154
Printing                                         145               1,015               --            --               1,288
Legal and accounting                           6,695              27,320              600            --              34,615
Research and development                       4,696              18,176               --            --              42,357
Telephone                                      2,750               1,950              272           685               4,972
Travel and entertainment                       3,696              19,599               --         4,032              28,201
                                     -----------------   -----------------   --------------  ------------   -----------------

Total expense                                 66,776             126,547           17,239        19,205             273,920
                                     -----------------   -----------------   --------------  ------------   -----------------

Net loss                                    ($66,111)          ($124,090)         ($2,214)     ($18,852)          ($255,772)
                                     =================   =================   ==============  ============   =================

Earnings per share:
     Basic                                    ($0.02)             ($0.04)            ($--)       ($0.01)             ($0.11)


                       See Notes to Financial Statements.

                                      F-3




                                                         Mind2Market, Inc.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                      STATEMENT OF CASH FLOWS
                                              YEARS ENDED DECEMBER 31, 1998 AND 1997,
                                     THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998,
                                                 AND THE PERIOD FROM FEBRUARY 15,
                                              1996 (INCEPTION) TO SEPTEMBER 30, 1999
                                             (Unaudited with respect to the nine-month
                                           periods ended September 30, 1999 and 1998 and
                                                            the period
                                           from February 15, 1996 to September 30, 1999)
                                                                                                                      PERIOD
                                                                                                                      FROM
                                                                                                                      FEBRUARY
                                                                                                                      15, 1996
                                                             YEAR ENDED                      NINE MONTHS ENDED        (inception) to
                                                     DECEMBER 31,        DECEMBER 31,           SEPTEMBER 30          SEPTEMBER 30,
                                               ----------------------   ----------------   ------------------
                                                       1998                  1997             1999       1998         1999
                                               ----------------------   ----------------   --------     --------     --------------
CASH FLOWS FROM OPERATING
       ACTIVITIES:
Net loss                                               ($66,111)           ($124,090)         ($2,214)    ($18,852)     ($255,772)
Adjustments to reconcile net loss to net
       cash used by operating activities:
       Amortization                                      25,298               16,369           11,161       11,161         69,568
       Depreciation                                       4,542                1,926            4,089          668         10,750
       Common stock issued for services                   4,150                   --               --           --          4,150
       Changes in:
             Inventory                                  (14,807)                  --           (5,150)        (463)       (19,957)
             Accounts payable                            12,275               (1,195)         (27,403)         (23)         2,150
             Accrued Salaries                                --               10,569               --           --         10,569
             Payroll taxes payable                           --                   --               --           --          3,551
                                          ----------------------   ------------------   --------------  ------------   -------------

       Cash used by operating activities                (34,653)             (96,421)         (19,518)       (7,509)     -174,991

CASH FLOWS FROM INVESTING
       ACTIVITIES:
       Purchase of equipment                            (34,209)              (2,800)              --       (11,000)      (40,890)
                                          ----------------------   ------------------   --------------  ------------   -------------

       Cash used by investing activities                (34,209)              (2,800)              --       (11,000)      (40,890)

CASH FLOWS FROM FINANCING
       ACTIVITIES:
       Common stock issued for cash                      28,500               49,000           15,000         3,500       106,065
       Loans from stockholders                           48,711               50,221           (1,499)       53,777       112,147
                                          ----------------------   ------------------   --------------  ------------   -------------

       Cash provided by financing activities             77,211               99,221           13,501        57,277       218,212
                                          ----------------------   ------------------   --------------  ------------   -------------

INCREASE IN CASH                                          8,349                   --           (6,017)       38,768         2,332

CASH, BEGINNING OF PERIOD                                    --                   --            8,349            --            --
                                          ----------------------   ------------------   --------------  ------------   -------------

CASH, END OF PERIOD                                      $8,349                $  --           $2,332       $38,768        $2,332
                                          ======================   ==================   ==============  ============   =============

Supplemental cash flow information:

       Common stock issued:
             Spin-off from Nelx, Inc.                                                                                    $187,500
             Patents                                                        $125,000                                     $125,000
                                                                   ==================                                  =============
             Services                                    $4,150                                                            $4,150
                                          ======================                                                       =============
             Consideration for loans                    $50,000                                             $50,000       $50,000
                                          ======================                                        ============   =============





                                              See Notes to Financial Statements.


                                                         Mind2Market, Inc.
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                 STATEMENT OF STOCKHOLDERS' EQUITY
                                              YEARS ENDED DECEMBER 31, 1998 AND 1997,
                                     THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998,
                                               AND THE PERIOD FROM FEBRUARY 15, 1996
                                         (INCEPTION) TO SEPTEMBER 30, 1999 (Unaudited with
                                         respect to the nine-month periods ended September
                                                 30, 1999 and 1998 and the period
                                           from February 15, 1996 to September 30, 1999)

                                                                                                                     DEFICIT
                                                                                                                   ACCUMULATED
                                                                                                  ADDITIONAL          DURING
                                                                      COMMON STOCK                 PAID IN         DEVELOPMENT
                                                           ---------------------------------
                                                                SHARES            AMOUNT           CAPITAL            STAGE
                                                           ------------------  -------------   -----------------   -----------------
Balance at inception,
  February 15, 1996                                                  --         $   --              $   --                $   --
Cash invested by former parent
  corporation, Nelx, Inc.                                            --             --              11,500                    --
Manufacturing and marketing rights
  assigned by Nelx, Inc at cost,
  in connection with spinoff                                         --             --             187,500                    --
Issuance of common stock to Nelx, Inc.
  shareholders in spinoff                                       600,000             60                 (60)                   --
Issuance of common stock for cash,
  $.001 per share                                             2,065,000            207               1,859                    --
Net loss                                                             --             --                  --               (63,357)
                                                           ------------------  -------------   -----------------   -----------------

Balance, December 31, 1996                                    2,665,000            267             200,799               (63,357)
Issuance of common stock for
  patent rights, $.50 per share                                 250,000             25             124,975                    --
Shares issued for cash, $.50 per share                           95,500             10              48,990                    --
Net loss                                                             --             --                  --              (124,090)
                                                           ------------------  -------------   -----------------   -----------------

Balance, December 31, 1997                                    3,010,500            301             374,764              (187,447)
Issuance of  common stock as
  consideration for loan, $.50 per share                        100,000             10              49,990                    --
Shares issued for cash:
  $.25 per share                                                 80,000              8              19,992                    --
  $.50 per share                                                 17,000              2               8,498                    --
Issuance of common stock as
  consideration for services                                     16,600              2               4,148                    --
Net loss                                                             --             --                  --               (66,111)
                                                          ------------------  -------------   -----------------   ------------------

Balance, December 31, 1998                                    3,224,100            322             457,392              (253,558)
Shares issued for cash                                           30,000              3              14,997                    --
Net loss                                                             --             --                  --                (2,214)
                                                         ------------------  -------------   -----------------   -------------------

Balance, September 30, 1999 (Unaudited)                       3,254,100           $325            $472,389             ($255,772)
                                                         ==================  =============   =================   ===================




                       See Notes to Financial Statements.

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
  Years ended December 31, 1999 and1998, the nine-month periods ended September
     30, 1999 and 1998, and the period from February 15, 1996 (inception) to September 30, 1999 (Unaudited with respect to the nine-month periods ended
        September 30, 1999 and 1998 and the period from February 15, 1996 to September 30, 1999)

NOTE A -  DESCRIPTION  OF THE  BUSINESS  AND SUMMARY OF  SIGNIFICANT  ACCOUNTING
POLICIES:

Description of the business

Mind2Market, Inc. ("the Company") was incorporated in Colorado on February 15,1996 as NELX Marketing, Inc., a wholly owned subsidiary of NELX, Inc., a publicly owned company. On October 14, 1996, in a corporate divestiture, the Company was divested from NELX by issuing 600,000 shares of the Company's common stock to NELX, Inc.'s shareholders.

Subsequent to the divestiture, the Company issued 1,000,000 shares each to Charles Powell and Ray Williams for cash of $1,000 each, and changed its name to Mind2Market, Inc. The Company intends to manufacture, market and distribute two products known as Aerosearch and Aerolink, which are visual distress signal products and will be marketed principally to the offshore and marine markets while the Company is in the development stage.

The Company obtained rights to manufacture and market the two products by way of assignment from NELX. In September, 1995, NELX and Radarfind, Inc., a Colorado corporation, entered into an agreement whereby Radarfind assigned the exclusive rights to manufacture and market the products along with an irrevocable option for NELX to purchase the underlying patents owned by Radarfind for $50,000 subject to the payment by NELX of $150,000 of royalties to Radarfind for subsequent sales of the products. In lieu of payment of the $50,000 and the royalties, NELX issued 750,000 shares of its common stock to the shareholders of Radarfind for their respective shares of Radarfind. The 750,000 shares of NELX stock were issued as follows: 250,000 shares each to Messrs. Charles Powell and Arthur Mears, each of whom were officers and 33-1/3% shareholders of Radarfind at the time; and the remaining 250,000 shares were issued to be held in escrow for the other shareholders of Radarfind. NELX recorded the rights at $187,500, which was the market value of the NELX stock issued. After incorporating the Company, NELX was unable to raise sufficient funds to follow through with developing and marketing the products and in October 1996 transferred the rights to the subsidiary concurrent with the divestiture.

Effective May 15, 1997, the Company and Radarfind entered into an agreement which will ultimately transfer the patents for the products referred to above from Radarfind to Mind2Market, Inc. The Company will assume the obligation to pay the royalties of $150,000 ($1.00 per unit sold). Effective on May 15, 1997, the Company issued 250,000 shares of its common stock to be held in escrow for the benefit of Radarfind's shareholders other than Mr. Powell and Mr. Mears. The 250,000 shares were recorded as additional cost of the manufacturing and marketing rights in the amount of $125,000 ($.50 per share, which was the price of shares issued for cash during the period). Upon final payment of the $150,000 in royalties, the NELX shares held in escrow and the Company shares held in escrow will be distributed to the remaining shareholders of Radarfind, and Radarfind will be liquidated.

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
  Years ended December 31, 1999 and1998, the nine-month periods ended September
     30, 1999 and 1998, and the period from February 15, 1996 (inception) to September 30, 1999 (Unaudited with respect to the nine-month periods ended
        September 30, 1999 and 1998 and the period from February 15, 1996 to September 30, 1999)


In addition to the royalties to be paid to Radarfind, the Company will pay to Mr. Mears a royalty of $.25 per unit for the duration of the patents.

ACCOUNTING POLICIES:

Equipment:
Equipment is recorded at cost and depreciated on the straight-line method over the estimated useful lives.

Manufacturing and marketing rights:
The rights were recorded at cost and are being amortized over the remaining patent period of 14 years on the straight-line method.

Advertising:
All advertising costs are expensed when incurred.

Prepaid loan costs:
Prepaid loan costs will be amortized at a rate of $1.00 per unit sold.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim financial information:
The unaudited interim financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein in accordance with generally accepted accounting principles. The interim results are not necessarily indicative of the results to be expected for any future period.

Earnings per share:
Basic earnings per share is the amount of earnings for the period available to each share of common stock outstanding during the period. The number of shares outstanding is computed based on a daily weighted average.

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
  Years ended December 31, 1999 and1998, the nine-month periods ended September
     30, 1999 and 1998, and the period from February 15, 1996 (inception) to September 30, 1999 (Unaudited with respect to the nine-month periods ended
        September 30, 1999 and 1998 and the period from February 15, 1996 to September 30, 1999)


The calculation of basic earnings per share is as follows:


                                                                                                        Period from
                                                                                                       February 15,
                             Year ended         Year ended               Nine months ended           1996 (Inception)
                            December 31,       December 31,                 September 30,            to September 30,

                                1998               1997               1999              1998               1999
                          ----------------- -------------------- ---------------- ----------------- --------------------
Net loss                        $ (66,111)         $  (124,090)         $(2,214)        $ (18,852)         $  (255,772)
                          ================= ==================== ================ ================= ====================

Average shares
     Outstanding                 3,087,108            2,958,699        3,117,500         3,056,213            2,392,451
                          ================= ==================== ================ ================= ====================

Earnings per share:
     Basic                      $    (.02)         $      (.04)       $    (.00)        $    (.01)         $      (.11)
                          ================= ==================== ================ ================= ====================



Cash and cash equivalents:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

NOTE B - LOANS FROM STOCKHOLDERS:
Loans from stockholders consist of the following:

Loans from stockholders consists of the following:


                                                                                   DECEMBER 31,       September 30,
                                                                                       1998               1999
                                                                                 ------------------ ------------------
Loans from principal stockholders, unsecured, non-interest bearing,
      payable at maturity, July 1, 1999                                                $    63,647        $    62,147

Loans from other stockholders, unsecured, non-interest bearing, payable at a rate based on the units of product sold (see
below)                                                                                      50,000             50,000
                                                                                 ------------------ ------------------

                                                                                      $    113,647        $   112,147
                                                                                 ================== ==================


     During April 1998, the Company received loans from five individuals totaling $50,000 for the purpose of providing funds for production setup of one of the Company's products. As

                                Mind2Market, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
  Years ended December 31, 1999 and1998, the nine-month periods ended September
     30, 1999 and 1998, and the period from February 15, 1996 (inception) to September 30, 1999 (Unaudited with respect to the nine-month periods ended
        September 30, 1999 and 1998 and the period from February 15, 1996 to September 30, 1999)

consideration for the loans, the Company issued 100,000 shares of its common stock to the individuals, and agreed to repay the loans at a rate of $3.00 per unit of product sold for the first 16,667 units sold, then the payment will be reduced to $1.00 per unit for the next 50,000 units sold. The total payments will aggregate $100,000, or twice the original amount of the loans. The 100,000 shares of stock were valued at $.50 per share (representing the price at which shares were sold by the Company for cash during the year), and the resulting $50,000 was recorded as prepaid loan costs.

NOTE C - INCOME TAXES:
For federal and state income tax reporting purposes, the Company has net operating loss carryforwards in the approximate amount of $213,000 expiring in varying amounts through 2012.